SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                          -----------------------

                                  FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                          USN COMMUNICATIONS, INC.
         ------------------------------------------------------
         (Exact name of registrant as specified in its charter)

                  Delaware                                 36-3947804
    ----------------------------------------          ----------------------
    (State of incorporation or organization)              (IRS Employer
                                                      Identification Number)
      10 South Riverside Plaza, Suite 401
                Chicago, Illinois                             60606
    ----------------------------------------          ----------------------
    (Address of principal executive offices)                (Zip Code)

 Securities to be registered pursuant to Section 12(b) of the Act:  None.

 Securities to be registered pursuant to Section 12(g) of the Act:

      Rights to Purchase Series A Junior Participating Preferred Stock

 Item 1.   Description of Registrant's Securities to Be Registered

           On August 10, 1998, the Board of Directors of the Registrant declared a dividend distribution of one right (a "Right") for each outstanding share of the Registrant's Common Stock, $.01 par value per share ("Common Stock"), to stockholders of record at the close of business on August 24, 1998 (the "Record Date"). The Board of Directors of the Registrant also authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption, exchange or expiration of the Rights. If and when the Rights become exercisable, each Right entitles the registered holder to purchase from the Registrant one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock"), at a purchase price of $50 per Right (the "Purchase Price"), subject to adjustment as provided in the Rights Agreement (as defined below). The description and terms of the Rights are set forth in a Rights Agreement, dated as of August 10, 1998 (the "Rights Agreement"), between the Registrant and Harris Trust and Savings Bank, as Rights Agent.

 Upon payment of the dividend at the close of business on the Record Date, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates (as defined below) will be distributed. The Rights will separate from the Common Stock upon the earliest of (i) 10 days following a public announcement that a person or group (an "Acquiring Person"), together with persons affiliated or associated with it, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), subject to certain exceptions, or
 (ii) 10 business days (or such later date as the Board of Directors of the Registrant shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock (the earliest of such dates, the "Distribution Date").

           Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Stock (except in connection with redemption of the Rights), (ii) new Common Stock certificates issued after the Record Date upon transfer, replacement or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

           The Rights will first become exercisable on the Distribution Date and will expire at the close of business on August 24, 2008 (the "Final Expiration Date"), unless earlier redeemed or exchanged by the Registrant as described below. Notwithstanding the foregoing, the Rights will not be exercisable after the occurrence of a Triggering Event (defined below) until the Registrant's right of redemption has expired.

           As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will evidence the Rights. Except for shares of Common Stock issued or sold after the Distribution Date pursuant to the exercise of stock options or under any employee benefit plan or arrangement granted or awarded prior to the Distribution Date, or the exercise, conversion or exchange of securities issued by the Registrant, and except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

           In the event that any person shall become an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interest of the Registrant and its stockholders after receiving advice from one or more investment banking firms (a "Qualifying Offer")) (such event is referred to herein as a "Triggering Event"), then the Rights will "flip-in" and entitle each holder of a Right, except as provided below, to purchase, upon exercise at the then-current Purchase Price, that number of shares of Common Stock having a market value of two times such Purchase Price.

           Any Rights beneficially owned at any time on or after the earlier of the Distribution Date and the Stock Acquisition Date by an Acquiring Person or an affiliate or associate of an Acquiring Person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of a Triggering Event, and any holder of such Rights will have no right to exercise such Rights.

           In the event that, following a Triggering Event, the Registrant is acquired in a merger or other business combination in which the Common Stock does not remain outstanding or is changed (other than a merger following a Qualifying Offer) or 50% of the assets or earning power of the Registrant and its Subsidiaries (as defined in the Rights Agreement) (taken as a whole) is sold or otherwise transferred to any person (other than the Registrant or any Subsidiary of the Registrant) in one transaction or a series of related transactions, the Rights will "flip-over" and entitle each holder of a Right, except as provided in the preceding paragraph, to purchase, upon exercise of the Right at the then-current Purchase Price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such Purchase Price.

           The Purchase Price is subject to adjustment from time to time to prevent dilution upon the occurrence of certain events.

           At any time until the earlier of (i) fifteen days following the Stock Acquisition Date and (ii) the Final Expiration Date, the Registrant may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustments. The Registrant may, at its option, pay the redemption price in cash, shares of Common Stock (based on the current market price of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors of the Registrant.

           Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Registrant, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Registrant or for common stock of the acquiring company as set forth above.

           At any time prior to the Distribution Date, the Registrant may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement. Thereafter, the Rights Agreement may be amended in certain respects, including to shorten or lengthen any time period thereunder and in a manner that does not adversely affect the Rights holders (other than an Acquiring Person).

           As of July 31, 1998, there were 23,483,519 shares of Common Stock outstanding. Each outstanding share of Common Stock on the Record Date will receive one Right. Until the Distribution Date, the Registrant will issue one Right with each share of Common Stock that shall become outstanding so that all such shares will have attached Rights. One million shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

           The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Registrant on terms not approved by the Registrant's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Registrant since the Board of Directors may, subject to the limitations discussed above at its option, at any time until fifteen days following the Stock Acquisition Date, redeem all, but not less than all, of the then outstanding Rights at the applicable redemption price.

           The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement (which includes as Exhibit A the Form of Rights Certificate), a copy of which is incorporated herein by reference to Exhibit 4.1 to this report on Form 8-A.

 Item 2. Exhibits. The following documents are filed as exhibits to this registration statement.

    4.1. Rights Agreement, dated as of August 10, 1998, between the Registrant and Harris Trust and Savings Bank, as Rights Agent, which includes as Exhibit A thereto the Form of Rights
           Certificate.




                                 Signature


           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


 August 14, 1998               USN COMMUNICATIONS, INC.
                               (Registrant)


                               By: /s/ Thomas A. Monson
                                  ------------------------------------
                                  Name:  Thomas A. Monson
                                  Title: Vice President, General
                                         Counsel and Secretary




                               Exhibit Index

 Exhibit        Description                                         Page
 -------        -----------                                         ----
 4.1            Rights Agreement, dated as of August 10, 1998,      N/A
                between the Registrant and Harris Trust and Savings Bank, as Rights Agent, which includes as Exhibit A thereto the Form of Rights Certificate.